UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 2008

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

For Immediate Distribution

Contacts in Santiago, Chile Embotelladora Andina S.A. Av. El Golf 40, piso 4 Las Condes – Santiago de Chile +56 2 338-0520 www.koandina.com	Contacts in the United States i-advize Corporate Communications, Inc. 82 Wall Street, Suite 805 New York, NY 10005 +1 212 406-3690 www.i-advize.com

Embotelladora Andina S.A.
Announces Filing of Annual Report on Form 20F-2007

(Santiago-Chile, June 27, 2008) -- Embotelladora Andina S.A. (“the Company” NYSE: AKO/A; AKO/B) announced today that it has filed its 2007 20-F with the SEC. The document can be accessed by visiting either the SEC's website at www.sec.gov, or the Company's website at: www.koandina.com.

A hard copy of the 2007 20-F is available free of charge to Andina shareholders via: ir@koandina.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, July 9, 2008